EXHIBIT 99

Sequa Corporation
Corporate Headquarters

200 Park Avenue
New York, New York   10166
212 986-5500

SEQUA NEWS RELEASE

For release: **Immediately**

Contact: Kenneth Binder 212-986-5500

Sequa Reports Results for Second Quarter and Six Months of 2007

New York, August 2 – Sequa Corporation (**NYSE; SQAA**) posted increased operating income and after-tax income from continuing operations for the second quarter of 2007 on slightly lower sales.

For the quarter ended June 30, 2007, Sequa's sales were sustained at $561.3 million compared to $562.2 million a year ago. Operating income rose to $35.9 million from $35.8 million in the second quarter of 2006. After-tax income from continuing operations for the second quarter of 2007 amounted to $14.8 million or $1.31 per basic share, compared with $13.4 million or $1.20 per basic share in the same period of 2006. It should be noted that income from continuing operations in the 2006 period included a pre-tax charge of $3.7 million to redeem $83.7 million of Sequa's 8 7/8% Senior Notes. This charge lowered after-tax income from continuing operations by $2.4 million or 21 cents per basic share.

Net income for the 2007 second quarter was $14.8 million compared to $12.2 million or $1.09 per basic share in 2006. The 2006 results included a loss from discontinued operations of $1.2 million or 11 cents per basic share.

Summary of Results by Business Segment

Aerospace: Sales at Chromalloy Gas Turbine Corporation – Sequa's largest business unit

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and the sole component of the aerospace segment – were on par with last year in the second quarter with increased sales to the commercial airline industry substantially offset by lower sales to the military and to marine and industrial turbine customers. The advances in the airline industry reflect the ongoing benefit of new product introductions and of sales added through long-term contracts with airline customers. Operating income advanced $2.1 million, or 11%, in the second quarter reflecting higher sales to the commercial airline market and the absence of certain charges taken in the second quarter of 2006. Excluding the effect of the 2006 charges, results would have been on par with last year for the second quarter.

Automotive: Results were mixed for the two business units in this segment. ARC Automotive experienced lower sales and profits in the second quarter primarily due to lower domestic volumes as the OEM's have decreased production due to high inventories. Casco Products recorded higher sales and improved results for the second quarter, as a result of higher overseas sales of electronic products and lighters.

Metal Coating: Precoat Metals' sales declined 1% in the second quarter driven by lower sales to the building products market, partially offset by higher steel sales. The reduced sales to the building products market primarily reflects lower demand in new construction as well as high customer inventories at the beginning of the year. The increase in steel sales is primarily due to business added through the acquisition of certain coating assets from Chicago Finished Metals in January 2007 (which represented 9% of segment sales in the three-month period). Operating income declined $2.8 million, or 28%, in the second quarter of 2007 driven by lower sales, an unfavorable change in product mix and start up costs at its new plant in Birmingham, Alabama.

Specialty Chemicals: Sales at Warwick International advanced 16% in the second quarter (7% excluding the benefit of translating local currency sales into US dollars)

reflecting an increase in TAED volumes and higher sales of the international marketing and distributions units. Operating income increased $1.5 million, or 28%, in the second quarter

of 2007 reflecting higher sales volumes and reduced energy costs as well as a $0.5 million

benefit from favourable exchange rate movements in the three-month period.

Industrial Machinery: MEGTEC Systems, which supplies graphic arts machinery and

industrial emission control equipment, experienced lower sales and operating income in the

second quarter driven by lower shipments of emission control equipment in the United States and

Europe partially offset by higher sales of industrial products equipment in the United States.

Backlog was $97 million as of the end of the second quarter as compared to $79 million as of

last year end.

 Other Products: The businesses that make up the other products segment include

After Six, a supplier of men's formalwear, and Centor, a real estate holding company. Segment

results improved for the second quarter, primarily driven by the absence of $0.5 million of

charges taken in the second quarter of 2006.

Summary of Six Months Results

For the first half of 2007, sales were on par with last year at $1.1 billion and operating income

was $64.9 million compared to $66.1 million in the first half of 2006. Income from continuing

operations was $26.1 million in the first half of 2007 compared to $24.0 million in 2006. The

2006 results included a $3.7 million pre-tax charge to redeem $83.7 million of the company's 8

7/8% Senior Notes. Basic earnings per share amounted to $2.31 versus $2.16 in the 2006 period.

Net income amounted to $26.1 million or $2.31 per basic share, compared with $27.5 million or

$2.48 per basic share in the same period of 2006. Net income for the 2006 period included income from discontinued operations of $3.4 million or 32 cents per basic share.

Subsequent Event

On July 9, 2007, Sequa announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 8, 2007, with Blue Jay Acquisition Corporation, a Delaware corporation ("Parent"), and Blue Jay Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Co"). Parent and Merger Co are entities directly and indirectly owned by Carlyle Partners V, L.P. and its affiliates. The Merger Agreement contemplates that Merger Co will be merged (the "Merger") with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Further information about the Merger is set forth in a Form 8-K filed by Sequa with the Securities and Exchange Commission on July 10, 2007.

Important Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger and required stockholder approval, the Company will file relevant materials with the Securities and Exchange Commission, including a proxy statement on Schedule 14A, which will be mailed to the stockholders of the Company.

STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Stockholders may obtain a free copy of the proxy statement, when it becomes available, and other documents filed by the Company at the Securities and Exchange Commission's web site at www.sec.gov/archives/edgar/data. The proxy statement and other relevant documents may also be obtained for free from the Company by directing such request to the office of the Corporate Secretary at 212-986-5500.

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Participants in the Solicitation

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 13, 2007, and information concerning all of the Company's participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission's web site at www.sec.gov/archives/edgar/data and from the Company by directing such request to the address provided in the section above.

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8/2/07

Note: This press release may include forward-looking statements that are subject to risks and uncertainties. A number of factors, including the implementation of the merger, political, currency, regulatory and competitive and technological developments, could result in material differences between actual results and those outlined in any forward-looking statements. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.

Sequa Corporation and Subsidiaries
Consolidated Statement of Operations
Report for the Three Months and Six Months Ended June 30,
(Amounts in thousands, except per share)

						(Unaudited)			
		Three Months					Six Months		
		2007		2006		2007		2006	
Sales	$	561,256	$	562,206	$	1,087,960	$	1,082,096	
Costs and expenses		525,336		526,391		1,023,028		1,016,020	
Operating income		35,920		35,815		64,932		66,076	
Other income (expense)									
Interest expense		(16,760)		(18,690)		(33,137)		(38,718)	
Interest income		554		2,747		1,542		5,264	
Equity in income of unconsolidated joint ventures		4,372		5,726		8,542		10,009	
Premium on redemption of Senior Notes		-		(3,732)		-		(3,732)	
Other, net		(873)		(2,077)		(3,002)		(2,911)	
Income from continuing operations before income taxes		23,213		19,789		38,877		35,988	
Income tax provision		(8,373)		(6,373)		(12,732)		(11,973)	
Income from continuing operations		14,840		13,416		26,145		24,015	
(Loss) income from discontinued operations, net of income taxes		-		(1,210)		-		3,439	
Net income		14,840		12,206		26,145		27,454	
Preferred dividends		-		-		-		(164)	
Net income available to common stock	$	14,840	$	12,206	$	26,145	$	27,290	
Basic earnings per share									
Income from continuing operations	$	1.31	$	1.20	$	2.31	$	2.16	
(Loss) income from discontinued operations		-		(0.11)		-		0.32	
Net income	$	1.31	$	1.09	$	2.31	$	2.48	
Diluted earnings per share									
Income from continuing operations	$	1.30	$	1.18	$	2.29	$	2.12	
(Loss) income from discontinued operations		-		(0.10)		-		0.30	
Net income	$	1.30	$	1.08	$	2.29	$	2.42	

Results by Business Segment
(Amounts in thousands)

		Three Months				Six Months			
		2007		2006		2007		2006	
Sales									
Aerospace	$	263,260	$	264,607	$	510,117	$	508,274	
Automotive		97,465		97,645		189,519		188,951	
Metal Coating		73,830		74,339		140,019		141,244	
Specialty Chemicals		61,303		52,710		124,591		103,475	
Industrial Machinery		62,601		69,481		117,084		130,807	
Other Products		2,797		3,424		6,630		9,345	
Total	$	561,256	$	562,206	$	1,087,960	$	1,082,096	
Operating Income									
Aerospace	$	21,278	$	19,150	$	41,625	$	38,354	
Automotive		4,059		6,427		9,092		9,450	
Metal Coating		7,474		10,310		11,619		18,048	
Specialty Chemicals		6,668		5,191		14,818		10,811	
Industrial Machinery		4,261		4,658		6,250		8,223	
Other Products		381		99		774		637	
Corporate Expense		(8,201)		(10,020)		(19,246)		(19,447)	
Total	$	35,920	$	35,815	$	64,932	$	66,076	